Exhibit 99.1

TSX: GPR | NYSE American: GPL

NEWS RELEASE

Great Panther Announces Management Change

This news release constitutes a “designated news release” for the purposes of Great Panther’s prospectus supplement dated July 9, 2019 to its short form base shelf prospectus dated July 2, 2019.

Vancouver – March 16, 2021 – Great Panther Mining Limited (TSX: GPR; NYSE-A: GPL) (“Great Panther” or the “Company”) announces that Jim Zadra, the Company’s Chief Financial Officer, has departed the Company effective March 15, 2021. The responsibilities of Mr. Zadra will be transitioned to the Company’s existing management team, including Mr. Shawn Turkington, CPA, CA, the Company’s Vice President, Finance, and Ms. Sandra Daycock, CPA-CMA, the Company’s Vice President, Corporate Finance and Treasury, to support a smooth transition while the Company conducts a formal search for a new Chief Financial Officer.

“Jim has been a member of our executive management team since September 2011. In that time, he has played a leadership role in the Company’s transition to a diversified precious metals producer and was integral in the Company’s acquisition of the Tucano Mine. We thank him for his contribution over the past nine years and wish him every success in his future endeavours,” stated Rob Henderson, President & Chief Executive Officer.

ABOUT GREAT PANTHER

Great Panther is a growing gold and silver producer focused on the Americas. The Company owns a diversified portfolio of assets in Brazil, Mexico, and Peru, including three operating gold and silver mines, four exploration projects, and an advanced development project. Great Panther is actively exploring large land packages in highly prospective districts and is pursuing acquisition opportunities to complement its existing portfolio. Great Panther trades on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE American under the symbol GPL.

For more information, please contact:

Fiona Grant Leydier

Vice President, Investor Relations

T : +1 604 638 8956

TF : 1 888 355 1766

E : fgrant@greatpanther.com

W : www.greatpanther.com

1330 - 200 Granville Street | Vancouver, Canada V6C 1S4 | greatpanther.com	1